

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

Avi Israel
Chief Financial Officer
Rada Electronic Industries Ltd
7 Giborei Israel Street
Netanya 4250407, Israel

Re: Rada Electronic Industries Ltd
Registration Statement on Form F-3
Filed August 19, 2021
File No. 333-258935

Dear Mr. Israel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacey Peikin at 202-551-6223 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services